Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-168197

PROSPECTUS SUPPLEMENT NO. 2

21,395,349 SHARES OF COMMON STOCK

BIONOVO, INC.

This Prospectus Supplement No. 2 amends our Prospectus dated August 4, 2010. The shares that are the subject of the Prospectus have been registered to permit their sale to the public by the selling stockholder named in the Prospectus. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we may receive proceeds of up to $15.0 million from the sale of our common stock to the selling stockholder, pursuant to a common stock purchase agreement entered into with the selling stockholder on July 6, 2010.

This Prospectus Supplement No. 2 is being filed to include the information set forth in our Current Report on Form 8-K dated August 31, 2010 (the “8-K”), which was filed with the Securities and Exchange Commission on August 31, 2010 and which is set forth below. This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus dated August 4, 2010 and the Prospectus Supplement No. 1, dated August 6, 2010.

Our common stock is listed on The NASDAQ Capital Market under the ticker symbol “BNVID.” A “D” has been temporarily appended to our ticker symbol to indicate the completion of the reverse stock split (as more fully described in the 8-K). On September 7, 2010, the last reported sale price per share of our common stock was $1.52 per share. The shares of common stock offered pursuant to this prospectus have been approved for listing on The NASDAQ Capital Market.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is September 8, 2010.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) August 30, 2010

BIONOVO, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware

(State or Other Jurisdiction

of Incorporation)

001-33498	20-5526892
(Commission File Number)	(IRS Employer Identification No.)

5858 Horton Street, Suite 400, Emeryville, CA 94608

(Address of Principal Executive Office) (Zip Code)

(510) 601-2000

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On August 30, 2010, Bionovo, Inc. (the “Company”) issued a press release announcing that the Company has filed a Certificate of Amendment to its Amended Certificate of Incorporation (the “Certificate of Amendment”) to effect a 1-for-5 share consolidation, or reverse stock split, that will become effective with the opening of trading on August 31, 2010. The primary objective in effecting a reverse stock split at this time is to better enable the company to maintain the listing of its common stock on The NASDAQ Capital Market. The Company’s common stock will continue trading on The NASDAQ Capital Market and will begin trading on a split-adjusted basis at the opening of trading on Tuesday, August 31, 2010.

As previously announced by the Company at Bionovo’s annual meeting of shareholders held on May 3, 2010, shareholders approved the reverse stock split and the Certificate of Amendment.

At the effective time of the reverse stock split, every five (5) shares of Bionovo’s pre-split common stock, par value $0.0001 per share, will automatically be consolidated into one (1) post-split share of common stock, par value $0.0001 per share. The reverse stock split will automatically convert all of the company’s common stock issued and outstanding, and all unexercised warrants and options. As a result of the reverse split, the number of issued and outstanding shares of common stock will be approximately 21.8 million, subject to adjustment for fractional shares. The reverse stock split will not affect any shareholder’s ownership percentage of Bionovo’s common stock, except to the limited extent that the reverse split would result in any fractional shares being rounded up.

It is expected that NASDAQ will append a “D” to the company’s ticker symbol to indicate the completion of the reverse split and that after a 20 trading-day period following effectiveness of the reverse split, the ticker symbol will revert to “BNVI”. In addition, the common stock will also trade under a new CUSIP number effective August 31, 2010.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release, August 30, 2010, entitled “Bionovo Announces Reverse Stock Split”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

BIONOVO, INC (Registrant)

Date: August 31, 2010	By:	/s/ Isaac Cohen
Isaac Cohen
Chairman and Chief Executive Officer (Principal Executive Officer)

EXHIBIT INDEX

EXHIBIT 99.1	Press Release, August 30, 2010, entitled “Bionovo Announces Reverse Stock Split”

Exhibit 99.1

Company Contacts: Tom Chesterman Tel: 510.601.2000 investor@bionovo.com	Investor Contacts: Joe Diaz, Robert Blum Joe Dorame Lytham Partners, LLC Tel: 602.889.9700 bnvi@lythampartners.com

Bionovo Announces Reverse Stock Split

Emeryville, CA, August 30, 2010 — Bionovo, Inc. (NASDAQ: BNVI, BNVID) announced today that it will effect a 1-for-5 reverse stock split, that will become effective with the opening of trading on August 31, 2010. The primary objective in effecting a reverse stock split at this time is to better enable the company to maintain the listing of its common stock on The NASDAQ Capital Market. The company’s common stock will continue trading on The NASDAQ Capital Market and will begin trading on a split-adjusted basis at the opening of trading on Tuesday, August 31, 2010.

At Bionovo’s annual general meeting of shareholders held on May 3, 2010, shareholders voted to approve a proposal authorizing the board of directors of the company to effect a reverse split of the company’s common stock at a ratio within a range of 1-for-2 and 1-for-5, as determined by the board in its sole discretion. As authorized, the board has elected to effect a reverse split at a ratio of 1-for-5.

“After in-depth consideration of our options and input from advisors and shareholders, the board determined that a reverse split of the company’s common stock is in the best interest of shareholders,” commented Isaac Cohen, O.M.D., Bionovo’s Chairman and Chief Executive Officer. “By effecting a reverse stock split, the company is better positioned to comply with the NASDAQ listing rules. Maintaining our listing on NASDAQ provides the company with greater flexibility to support the development of the company.”

Details of the Reverse Split

At the effective time of the reverse stock split, every five (5) shares of Bionovo’s pre-split common stock, par value $0.0001 per share, will automatically be consolidated into one (1) post-split share of common stock, par value $0.0001 per share. The Reverse Stock Split will automatically convert all of the company’s common stock issued and outstanding, and all unexercised warrants and options. As a result of the reverse split, the number of issued and outstanding common shares of common stock will be approximately 21.8 million, subject to adjustment for fractional shares. The reverse stock split will not affect any shareholder’s ownership percentage of Bionovo’s common stock, except to the limited extent that the reverse split would result in any fractional shares being rounded up.

It is expected that NASDAQ will append a “D” to the company’s ticker symbol to indicate the completion of the reverse split and that after a 20 trading-day period following effectiveness of the reverse split, the ticker symbol will revert to “BNVI”. In addition, the common stock will also trade under a new CUSIP number effective August 31, 2010.

Additional information can be found in the company’s definitive proxy statement filed with the Securities and Exchange Commission on April 9, 2010.

About Bionovo, Inc.

Bionovo is a pharmaceutical company focused on the discovery and development of safe and effective treatments for women’s health and cancer, markets with significant unmet needs and billions in potential annual revenue. The company applies its expertise in the biology of menopause and cancer to design new drugs derived from botanical sources which have novel mechanisms of action. Based on the results of early and mid-stage clinical trials, Bionovo believes they have discovered new classes of drug candidates within their rich pipeline with the potential to be leaders in their markets. Bionovo is headquartered in Emeryville, California and is traded on the NASDAQ Capital Market under the symbol, “BNVI”. For more information about Bionovo and its programs, visit http://www.bionovo.com.

Forward Looking Statements

This release contains certain forward-looking statements relating to the business of Bionovo, Inc. that can be identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, including uncertainties relating to product development, efficacy and safety, regulatory actions or delays, the ability to obtain or maintain patent or other proprietary intellectual property protection, market acceptance, physician acceptance, third party reimbursement, future capital requirements, competition in general and other factors that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Certain of these risks and uncertainties are or will be described in greater detail in our filings with the Securities and Exchange Commission, which are available at http://www.sec.gov. Bionovo, Inc. is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.